Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V82153 - S27530 1 . That conditional upon the approval of the sole holder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) in the form as attached hereto as Appendix A (the “Amendment to the Current M&A” and such proposal, the “Amendment to the Current M&A Proposal”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company . 2 . The consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US $ 0 . 000625 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US $ 0 . 000625 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than one (1) - for two (2) and not more than one (1) - for - one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than one year from the date of 2025 Extraordinary Meeting (the “Share Consolidation”) be and is hereby approved . For Against Abstain O O O O O O REPUBLIC POWER GROUP LTD The Board of Directors recommends you vote FOR the following proposals: REPUBLIC POWER GROUP LTD #04 - 09 TECHPLACE II 5008 ANG MO KIO AVE 5 SINGAPORE 569874 Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on December 30 , 2025 . Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on December 30 , 2025 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE ڀ

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V82154 - S27530 REPUBLIC POWER GROUP LTD SPECIAL MEETING OF SHAREHOLDERS DECEMBER 31, 2025, 10:00 AM ET THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Ziyang Long, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of REPUBLIC POWER GROUP LTD that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10 : 00 am ET, on December 31 , 2025 , at # 04 - 09 Techplace II, 5008 Ang Mo Kio Ave 5 , Singapore 569874 , and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side